NEWS RELEASE

EMX Acquires Additional Royalty Interest on Caserones Copper-Molybdenum Mine and to
Complete US$10 million Financing with Franco-Nevada

Vancouver, British Columbia, April 14, 2022 (NYSE American:  EMX; TSX Venture:  EMX; Frankfurt:  6E9) – EMX Royalty Corporation (“EMX” or the “Company”) is pleased to announce that it has acquired an additional (effective) 0.3155% Net Smelter Return (“NSR”) royalty on the Caserones Copper-Molybdenum Mine located in northern Chile for US$25.74 million. When combined with EMX’s 0.418% NSR interest acquired in August 2021 (see EMX news release dated August 17, 2021), EMX now holds an effective 0.7335% NSR royalty. Franco-Nevada Corporation (“Franco-Nevada”) has concurrently acquired a 0.4582% (effective) NSR royalty on similar terms.

Since acquisition, Caserones has generated pre-tax cash flow to EMX in Q2, Q3 and Q4 of fiscal 2021 totalling $3.6 million from EMX's effective 0.418% interest. As part of the royalty purchase, EMX will receive royalty distributions covering Q1 of fiscal 2022 for the additional interest acquired.

To finance its purchase of the additional NSR royalty, EMX has agreed to complete a private placement with Franco-Nevada for C$12.58 million (US$10 million). On completion, Franco-Nevada will own approximately 3.5% of the issued and outstanding shares of EMX on an undiluted basis. EMX is delighted to have Franco-Nevada as a shareholder.

Caserones Overview. The Caserones open pit mine is developed upon a significant porphyry copper-molybdenum deposit in the Atacama Region of the northern Chilean Andean Cordillera, 162 kilometres southeast of the city of Copiapó. The mine is operated by SCM Minera Lumina Copper Chile SpA (“Minera Lumina”), which is owned by JX Nippon Mining & Metals Corporation.

Caserones produces copper and molybdenum concentrates from a conventional crusher, mill and flotation plant, as well as copper cathodes from a dump leach, solvent extraction and electrowinning plant. In 2020, the mine produced 104,917 tonnes of fine copper in concentrate, 2,453 tonnes of fine molybdenum in concentrate, and 22,056 tonnes of fine copper in cathodes (results for 2021 have not yet been released by Minera Lumina). The Caserones open pit has operated with an average waste to ore strip ratio of 0.47, has an estimated 17 years remaining in its current mine plan (as at year-end 2020), along with excellent exploration potential.

Acquisition Details. The Caserones mine is subject to a 2.88% NSR royalty created in a 2009 agreement between SCM Minera Lumina Copper Chile S.A., as purchaser, and Compañía Minera Caserones ("CMC") and Sociedad Legal Minera California Una de la Sierra Peña Negra ("SLM California"), as vendors. CMC and SLM California originally acquired the mineral concessions that overlie the Caserones deposit. Ownership of the 2.88% NSR royalty is currently divided between CMC (32.5%) and SLM California (67.5%). SLM California's sole purpose is to distribute its royalty income to its shareholders as dividends and pay Chilean taxes on its income.

EMX has purchased today a further 16.23% of the shares of SLM California for US$25.74 million pursuant to share purchase agreements with existing shareholders of SLM California.

Private Placement. Franco-Nevada will purchase 3,812,121 units at C$3.30 per unit for total proceeds of C$12,580,000. Each unit will consist of one common share of the Company and one warrant to purchase one common share of the Company for five years at an exercise price of C$4.45. The shares issued upon closing and issuable upon the exercise of the warrants are and will be subject to a four-month restricted resale (hold) period. Proceeds from the placement totalling C$12,580,000 will be used towards the acquisition of the additional Caserones (effective) royalty interest.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

Qualified Person. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators and an employee of the Company, has reviewed, verified, and approved the disclosure of the technical information contained in this news release.

About EMX.  EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol EMX, and also trade on the Frankfurt exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 973-8585 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 Ibelger@EMXroyalty.com

Neither the TSX-V nor its Regulation Services Provider (as that term is defined in policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding completion of the transactions, perceived merits of properties, exploration results, budgets and potential, estimated mine life, mineral reserves and resource estimates, timelines, strategic plans, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will”, “believe”, “potential”, “upside” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company’s actual  results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors. It is possible EMX may not complete the transaction, as a result of failure to fulfill conditions of closing, unavailability of financing or for other reasons EMX cannot anticipate at this time.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the year ended December 31, 2021 (the "MD&A"), and the most recently filed Annual Information Form (the "AIF") for the year ended December 31, 2021, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com